Exhibit 3.1

Amendment No. 2
to
First Amended and Restated Agreement of Limited Partnership
of Tesoro Logistics LP
This Amendment No. 2 (this “Amendment”), dated November 21, 2016, to the First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP (the “Partnership”), dated as of April 26, 2011 (and as amended to the date hereof, the “Partnership Agreement”), is entered into and effectuated by Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), in its capacity as general partner of the Partnership and as the holder of all of the Outstanding Incentive Distribution Rights. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
WHEREAS, the Partnership has entered into that certain Purchase and Sale Agreement, by and among Whiting Oil and Gas Corporation, a Delaware corporation (“Whiting”), GBK Investments, LLC, a Delaware limited liability company, the Partnership and/or one or more of its subsidiaries, and Whiting in its capacity as the Sellers’ Representative (as defined therein) (the “Robinson Lake Purchase Agreement”), pursuant to which the Partnership and/or one or more of its subsidiaries will purchase all of the assets relating to certain gas processing and gathering facilities locate in Mountrail County, North Dakota (the “Robinson Lake Transaction”);
WHEREAS, the Partnership has entered into that certain Purchase and Sale Agreement, by and among Whiting, WBI Energy Midstream, a Colorado limited liability company, and the Partnership and/or one or more of its subsidiaries (the “Belfield Purchase Agreement”), pursuant to which the Partnership and/or one or more of its subsidiaries will purchase all of the assets relating to certain natural gas processing and oil and gas gathering facilities located in Billings, Dunn, and Stark Counties, North Dakota (the “Belfield Transaction);
WHEREAS, the Partnership has entered into that certain Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) pursuant to which Tesoro Refining & Marketing Company LLC will contribute, convey and assign to the General Partner, the General Partner will contribute, convey and assign to the Partnership and the Partnership will contribute, convey and assign to one of its subsidiaries (a) approximately 2.6 million barrels of crude oil and other feedstock storage and approximately 2.9 million barrels of refined product storage located at TRMC’s refinery in Martinez, California, (b) all of its interest in the Avon Marine Terminal Facility, and (c) those other assets and facilities necessary or incidental to the foregoing (collectively, the “Martinez Transaction”);
WHEREAS, in connection with the final closing of all of the transactions contemplated by the Robinson Lake Purchase Agreement, the Belfield Purchase Agreement and the Contribution Agreement, the General Partner desires to partially waive and forego its right to receive certain distributions from the Partnership with respect to its Incentive Distribution Rights, for the periods and subject to and on the terms and conditions set forth in this Amendment;

WHEREAS, the latest of (i) the Closing Date (as such term is defined in the Robinson Lake Purchase Agreement) of the Robinson Lake Transaction, (ii) the Closing Date (as such term is defined in the Belfield Purchase Agreement) of the Belfield Transaction, and (iii) the Closing Date (as such term is defined in the Contribution Agreement) of the Martinez Transaction, is referred to herein as the “Final Closing Date”;
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect; and
WHEREAS, the General Partner has determined, in its discretion, that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;
NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
1.Section 6.4 of the Partnership Agreement is hereby amended by replacing subsection (c) to such Section, which is no longer applicable, so that it shall read in its entirety as follows:
(c) Limited Partial Reduction of Incentive Distribution Right. Notwithstanding anything to the contrary in this Section 6.4, any distributions of Available Cash to the holder of the Incentive Distribution Rights (the “IDR Holder”) provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) of the Partnership Agreement, as applicable, shall be adjusted commencing with the payment date of the First Applicable Quarter such that for the Quarterly distributions declared and paid with respect to each of the eight (8) consecutive Quarters beginning with the First Applicable Quarter, the distribution to the IDR Holder shall be reduced by $12,500,000 (but, for the avoidance of doubt, not below zero) (the amount of each such reduction being the “Reduced Amount”); provided, that for any such Quarter that is subject to this Section 6.4(c), the Reduced Amount shall not be distributed at that time. For the purposes of this Agreement, (A) if the Final Closing Date occurs on or prior to December 31, 2016, then the term “First Applicable Quarter” shall mean the Quarter beginning on January 1, 2017 and ending on March 31, 2017, and (B) if the Final Closing Date occurs after December 31, 2016, then the term “First Applicable Quarter” shall mean the Quarter in which the Final Closing Date occurs.
2.Effectiveness and Termination. This Amendment shall be effective upon execution and delivery if it is executed and delivered on or after the Final Closing Date. To the extent this Amendment is executed and delivered prior to the Final Closing Date, this Amendment will only become effective on the Final Closing Date and shall terminate automatically upon the termination of any of the Robinson Lake Purchase Agreement, the Belfield Purchase Agreement or the Contribution Agreement, without any further action of the parties hereto or thereto. Additionally, this Amendment shall terminate automatically without any further action of the parties hereto if the Final Closing Date has not occurred on or before July 1, 2017.

3.Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
4.Binding on Successors. This Amendment shall be binding upon all successors and assigns of the holder of the Incentive Distribution Rights and any and all transferees of the Incentive Distribution Rights, and the General Partner hereby agrees to notify any transferees of the Incentive Distribution Rights of this Amendment.
IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER

TESORO LOGISTICS GP, LLC

By:	/s/ Phillip M. Anderson
Name:	Phillip M. Anderson
Title:	President

3